Filed Pursuant to Rule 425

Filing Person:  The Procter & Gamble Company

Subject Company:  The Gillette Company

Commission File No.:  1-922

THE GILLETTE COMPANY

Fact Sheet

Founded:	1901

No. of Employees: Nearly 30,000

Product Categories/Brands (in order of size):

•	Razors and Blades : Mach3, Venus, Sensor
•	Batteries: Duracell CopperTop
•	Oral Care: Oral B full range of manual and power toothbrushes
•	Appliances: Braun shavers for men and Silk Epil epilators for women; Complete line of Braun small appliances.
•	Personal Care: Antiperspirants and Deodorants (Right Guard, Soft + Dri, Dry Idea); Shaving Preparations (Gillette Series, Foamy, Satin Care) and Skin Care (Gillette Complete line)

Billion Dollar Brands: Gillette, Mach3, Duracell, Oral B toothbrushes, Braun.

Headquarters: Boston, MA

Sales: Wall Street estimates $10.3 billion in 2004 (60% outside of NA).

Earnings:	Wall Street estimates $2.3 billion in 2004.

Global Presence: Sells products in 200+ countries and territories. Biggest markets outside of N. America are in W. Europe. Growing presence in developing markets like Brazil, Russia, India and China.

Manufacturing Plants: 31 plants in 14 countries (Brazil, Mexico, Belgium, Czech Republic, France, Germany, Ireland, Poland, Russia, Spain, United Kingdom, United States, China, India)

R&D Centers: Germany, United Kingdom, United States

Management:	James M. Kilts, Chairman, President and CEO
Edward F. DeGraan, Vice Chairman
Charles W. Cramb, Senior Vice President and CFO

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.

Forward-Looking Statements

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets

(including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the Company’s pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.